[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 26, 2015

VIA EDGAR

David L. Orlic, Esq.

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.    20549

Re:	GFI Group Inc.
Amendment No. 18 to Schedule TO-T filed by BGC Partners, L.P. and BGC Partners, Inc.
Filed February 24, 2015
File No. 005-80318

Dear Mr. Orlic:

On behalf of our clients, BGC Partners, Inc. and BGC Partners, L.P. (collectively, the “Company”), we are providing the Company’s responses to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 25, 2015, with respect to Amendment No. 18 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) referenced above.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Schedule TO.

Directors, page 28

1.	Regarding the response to prior comment 1, we note that Section 14(f) and Rule 14f-1 each require that specified information be filed with the Commission and transmitted to holders of record. Please provide a further analysis supporting the position that a filing alone is sufficient, or confirm that the BGC designees to the GFI board of directors will not take office until 10 days following such transmission.

Response: In response to the Staff’s comment, the Company respectfully submits that the specified information required under Section 14(f) and Rule 14f-1 has been “transmitted” to the holders of record on February 10, 2015, in compliance with Section 14(f) and Rule 14f-1. There are three reasons for this:

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

February 26, 2015

First, the information was not merely filed by GFI on EDGAR with the SEC, but instead it was also filed by BGC as part of its tender offer document and therefore transmitted to the securityholders of GFI. As with other changes to the tender offer document, BGC has filed such changes by virtue of filing amendments to its Schedule TO, and the information required under Section 14(f) and Rule 14f-1 was similarly filed by virtue of an amendment to the Schedule TO. Such changes to the Schedule TO are treated as being disseminated to security holders in a manner reasonably designed to inform security holders of such change. See Rule 14d-4(d). In sum, there is more here than just a filing with the SEC by GFI of the information; there is also a transmission of such information by BGC through a means that all other information was transmitted to the GFI stockholders – through the Schedule TO. BGC has on numerous occasions through press releases informed the securityholders of GFI to read the Schedule TO, and filings on such Schedule TO should be treated as a “transmission” to such securityholders.

Second, the information was transmitted to securityholders through both BGC’s and GFI’s websites on February 10, 2015. On such date, the 14(f) information appeared on both the websites of BGC and GFI, and this posting should constitute a “transmission” to GFI’s securityholders.

Third, as with the rest of the tender offer document, the Company has engaged Innisfree as information agent and has “furnished with reasonable promptness the bidder’s tender offer materials to any security holder who requests such tender offer materials,” in compliance with Rule 14d-4(a)(ii). This should also be treated as a “transmission.”

The Company notes that neither Section 14(f) nor Rule 14f-1 uses the word “mailing.” Instead, they require a “transmission.” Several sections of the Exchange Act and the tender offer rules specifically refer to a mailing (for example, Rule 14d-4(a)(2)(ii)); therefore, the fact that neither Section 14(f) nor Rule 14f-1 uses this word indicates that a mailing is not required. Instead, a “transmission” is required, and the Company submits that its inclusion of the information on a Schedule TO in the same manner that other changes to the tender offer document have been transmitted to GFI stockholders (and not merely a filing by GFI), as well as the posting of such information on both BGC’s and GFI’s websites, as well as the furnishing of such documents at the request of the GFI stockholder, constitute a “transmission” under Section 14(f) and Rule 14f-1.

The Company advises the Staff that, even if it were to interpret a “transmission” to require a mailing, the 14F information statement was mailed to the record holders of GFI on February 25, 2015, and the Company submits that this is an appropriate circumstance for the Commission to shorten the 10-day window specified under Rule 14f-1, which the Commission has the authority to do upon a showing of good cause. Upon the acceptance of the GFI shares tendered in the tender offer, which is scheduled to occur at the end of today, all of the independent members of the GFI board of directors will have resigned. If the BGC designees were not permitted to take office on the GFI board at such time, then there could be harm to the GFI stockholders for a number of reasons. For example, GFI is required to have an audit committee consisting of independent directors, and if the designees to the board are not permitted to take office until the end of the 10-day window, then GFI will not have any independent directors on the GFI board for a period of time. In addition, if the designees to the GFI board are not permitted to take office until the end of the 10-day window, then the GFI board may not be able to respond properly in the event that an action is required to be taken by the board during such interim period (such as responding to an offer for GFI) because the remaining members of the board do not constitute a majority of the seats on the board. The Company therefore respectfully submits that there is “good cause” to shorten the 10-day window. We further note that this is not a transaction that was first announced with the tender offer agreement on February 20. The transaction started out as a hostile tender offer and has been open for over 4 months. Therefore, there has been adequate time for the GFI securityholders to absorb the 14F information, and enforcement of the 10-day window would only be detrimental to the GFI stockholders. Finally, to address any concerns that the Commission may have regarding Rule 14f-1, the Company does not intend for its designees to the GFI board to call a GFI board meeting until after March 6, 2015.

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ David K. Lam

David K. Lam

Enclosures

cc:	Stephen M. Merkel, BGC Partners, Inc.